Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

September 26, 2023

Re:	Value Add Growth REIT IV, LLC
Offering Statement on Form 1-A
File No. 024-12040

Ladies and Gentlemen:

On behalf of Value Add Growth REIT IV, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Wednesday, September 27, 2023, or as soon thereafter as is practicable.

Sincerely,

/s/ Craig Cecilio

Craig Cecilio
Chief Executive Officer
Value Add Growth REIT IV, LLC

Cc:	Jeanne Campanelli
CrowdCheck Law LLP